

Capitol Federal Financial

NASDAQ: CFFN

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Presentation Overview

- Corporate Organization
- Strategies 2004
- Financial Performance 2004
- Management Strategy

Capitol Federal Franchise



Corporate Structure



Strategies Fiscal Year 2004

- Entered into Interest Rate Swaps,
- Issued $53.6 million of pooled Trust Preferred Securities,
- Refinanced $2.4 billion of FHLB advances.

Interest Rate Swaps

- In December 2003, $800 million of fixed rate advances at 6.16%,
- Converted to 1 month LIBOR with an average spread of 248 basis points,
- Fiscal year 2004 savings of $15.7 million.

Issued $56 million in Pooled Trust Preferred Securities

- For general corporate and capital purposes, including the payment of dividends,
- CFFN did not down stream proceeds to the Bank,
- Priced off 3 month LIBOR plus 275 basis points.

Refinancing of FHLB Advances

- Refinanced $2.40 billion fixed-rate, non-swapped advances into fixed-rate, fixed-term advances,
- Prepayment penalty of $146.6 million, after tax,
- New $2.65 billion of advances were structured in a laddered portfolio with terms ranging from 6 to 72 months.

Refinancing of FHLB Advances

- Average rate on the refinanced advances is 3.78% compared to 6.13% one year ago,
- Contributed $9.7 million to 4th quarter pre-tax earnings in FY 2004.

Loan Portfolio



Other Real Estate, 2.1%

Non Real Estate, 4.2%

Single-Family, 93.7%

Total Loans at September 30, 2004 - $4.79 billion

Retail Financial Services

- Single-Family & Consumer Lending
- Transaction & Money Market Accounts
- Certificates of Deposit
- Retirement Accounts
- Insurance Products
- Alternative Investment Opportunities

Commitment to Cost Control

- Efficiency ratio[1] below industry average (in percent)



- Operating expense[1] ratio has increased modestly (in basis points)



[1] **The 2004 ratios are not presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"), they exclude the one-time after tax charge for the FHLB refinance.**

Excellent Asset Quality

- Non-performing assets to total assets remains very low



- Allowance for loan losses to total loans remains appropriate



Data for fiscal years 2001, 2002, 2003 and 2004

Strong Equity Position

- Our capital has continued to remain in excess of regulatory guidelines.



Data for fiscal years 2001, 2002, 2003 and 2004

Shareholder Value

- In November 2003, the Board adjusted its dividend policy with the intent to pay its calendar year dividend in four equal quarterly installments,
- Maintained a balance between adequate capital and shareholder value.

Dividends Paid by Calendar Year

- We significantly increased the return to shareholders.



Earning Asset Mix



Other Loans 4%

Cash & Investments 12%

Single-Family Loans 52%

Mortgage-Related Securities 32%

Total earning assets at September 30, 2004 $8.38 billion

Costing Liability Mix



Transaction 7%

Money Market 12%

Certificates 35%

Borrowings 46%

Total costing liabilities at September 30, 2004 $7.63 billion

Loan Origination Performance



	FY 2003	FY 2004
Loan originations and purchases	$1,830,216	$1,441,267
Modifications	$1,946,341	$241,514

Amounts in thousands

Data for fiscal years 2003 and 2004

Financial Performance

	FY 2003	FY 2004	4th Qtr – FY 2004
Net income (loss)	$52,031	($106,275)	($129,988)
Prepayment penalty (net of tax)	$0.00	$146,565	$146,565
Adjusted net income	$52,031	$40,290	$16,577
Diluted EPS based upon Adjusted net income	.72	.55[1]	.23[1]

Amounts in thousands
[1] **The 2004 earnings per share are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.**

Financial Performance

	FY 2003	FY 2004	4th Qtr-FY 2004
ROAA	0.60%	0.48%[1]	0.78%[1]
ROAE	5.28%	4.16%[1]	6.82%[1]
Shares eligible to receive dividends at September 30	19,099,858	19,983,238	19,983,238

[1] **The 2004 financial ratios are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.**

Management Strategy

- Single-Family Portfolio Lender
- Retail Financial Services
- Commitment to Cost Control
- Excellent Asset Quality
- Strong Capital Position
- Shareholder Value



Capitol Federal Financial

NASDAQ: CFFN